CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES 1 BILLION BARREL PRODUCTION MILESTONE AT THE ATHABASCA OIL SANDS PROJECT
CALGARY, ALBERTA – JULY 19, 2018 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural”), as operator of the Jackpine and Muskeg River mines at the Athabasca Oil Sands Project (“AOSP”), is pleased to announce that the AOSP has achieved a mined production milestone of 1 billion barrels since operations began in 2003.
Canadian Natural's President Tim McKay stated, “This is a significant milestone and demonstrates the size and scale of Canada's oil sands mining operations. The oil sands, through responsible development, provide sustainable long life low decline production and significant value for stakeholders. This milestone could not have been achieved without the dedication of the employees and contractors who focus on safe, reliable operations, while minimizing our environmental footprint to ensure long term sustainable development."
Canadian Natural has a 70% working interest in the AOSP along with Chevron Canada Limited (20%) and Shell Canada Limited (10%).
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-517-7777 Email: ir@cnrl.com www.cnrl.com

STEVE W. LAUT
Executive Vice-Chairman
TIM S. MCKAY
President
COREY B. BIEBER
Chief Financial Officer and Senior Vice-President, Finance
MARK A. STAINTHORPE
Vice-President, Finance – Capital Markets
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com